UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F

☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Acquisition of eMapgo Technologies (Beijing) Co., Ltd.

Effective on March 17, 2021, Luokung Technology Corp. (“LKCO”) consummated its acquisition of eMapgo Technologies (Beijing) Co., Ltd. (“eMapgo”) through the purchase of the equity interests of Saleya Holdings Limited, which, through a series of contracts between its wholly-owned subsidiary DMG Infotech Co., Ltd. and eMapgo, made Emapgo its variable interest entity (“VIE”). On March 17, 2021, LKCO filed a Report on Form 6-K to disclose completion of that acquisition, as subsequently amended on March 25, 2021 (the “Closing Reports”). The purpose of this filing is to amend the Closing Reports, by filing certain financial statements and financial information, as more particularly identified below.

Financial Statements

The following audited consolidated financial statements of LKCO and Saleya Holdings Limited and subsidiaries, including the VIE, eMapgo Technologies (Beijing) Co., Ltd., are filed herewith:

Pro Forma Financial Information

The following pro forma financial information of LKCO and Saleya Holdings Limited and subsidiaries, including eMapgo Technologies (Beijing) Co., Ltd., is filed herewith:

Unaudited Pro forma Consolidated Balance Sheet as of December 31, 2020	F-22
Unaudited Pro forma Consolidated Statements of Operations and Comprehensive Loss for the Year Ended December 31, 2020	F-23

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2021

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
	Name:	Xuesong Song
	Title:	Chief Executive Officer

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Saleya Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Saleya Holdings Limited and subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operation and comprehensive loss, changes in shareholders’ deficit and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020, and the consolidated results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had incurred a loss of US$7,543,342 for the year ended December 31, 2020 and as of December 31, 2020, the Company’s total shareholders’ deficit amounted to US$11,906,832. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moore Stephens CPA limited

Certified Public Accountants

We have served as the Company’s auditor since 2021.

Hong Kong

July 2, 2021

SALEYA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(IN U.S. DOLLARS)

As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	2,650,983
Accounts receivable, net of allowance for doubtful accounts	1,520,377
Deposits, prepayments and other receivables	730,719
Due from related parties	393,449
Notes receivables	71,610

Total current assets	5,367,138

Property and equipment, net	1,218,015
Intangible assets, net	90,149
Deposits and other receivables	448,446

TOTAL ASSETS	7,123,748

Liabilities

Current liabilities
Accounts payable	3,044,819
Contract liabilities	341,191
Other payables and accruals	7,551,562
Due to related parties	366,060
Short term loans	6,807,394

Total current liabilities	18,111,026

Long-term payable	919,554

TOTAL LIABILITIES	19,030,580

Shareholders’ Deficit
Shareholders’ deficit:
Share Capital	48,638
Additional paid-in capital	69,588,401
Accumulated deficit	(78,929,343)
Accumulated other comprehensive loss	(2,614,528)

Total shareholders’ deficit	(11,906,832)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	7,123,748

The accompanying notes are an integral part of these consolidated financial statements.

SALEYA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

For the year ended December 31, 2020
Revenues	6,693,061
Less: Cost of revenues	(7,239,558)
Less: Operating expenses
Research and development	(3,737,920)
Selling and marketing	(1,973,498)
General and administrative	(1,559,482)
Total operating expenses	(7,270,900)
Loss from operations	(7,817,397)
Other income (expense):
Exchange difference	230,943
Interest expenses	(218,590)
Other income (expenses), net	261,702
Total other income (expense), net	274,055
Loss before income tax	(7,543,342)
Income tax	-
Net loss	(7,543,342)
Other comprehensive loss:
Foreign currency translation adjustment	(906,057)
Total comprehensive loss	(8,449,399)

The accompanying notes are an integral part of these consolidated financial statements.

SALEYA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

(IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	loss	Deficit
Balance as of December 31, 2019	17,199,945	17,200	31,438,396	31,438	69,588,401	(71,386,001)	(1,708,471)	(3,457,433)

Net loss	-	-	-	-	-	(7,543,342)	-	(7,543,342)

Foreign currency translation adjustment	-	-	-	-	-	-	(906,057)	(906,057)

Balance as of December 31, 2020	17,199,945	17,200	31,438,396	31,438	69,588,401	(78,929,343)	(2,614,528)	(11,906,832)

The accompanying notes are an integral part of these consolidated financial statements.

SALEYA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(IN U.S. DOLLARS)

For the year ended December 31, 2020
Cash flows from operating activities
Net loss	(7,543,342)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	303,255
Amortization	12,627
Increase in allowance for doubtful accounts	28,023
Exchange difference	(230,943)
Changes in operating assets and liabilities
Accounts receivable	915,311
Deposits, prepayments and other receivables	(332,934)
Notes receivables	(53,282)
Accounts payable	2,210,614
Contract liabilities	145,186
Other payables and accruals	3,331,132
Net cash used in operating activities	(1,214,353)

Cash flows from investing activities
Purchase of property and equipment	(353,845)
Net cash used in investing activities	(353,845)

Cash flows from financing activities
Advances from related parties	151,266
Proceeds from short-term loans	3,441,384
Repayment of short-term loans	(11,604)
Net cash generated from financing activities	3,581,046

Effect of exchange rate changes in cash and cash equivalents	143,255

Net increase in cash and cash equivalents	2,156,103

Cash and cash equivalents at the beginning of year	494,880

Cash and cash equivalents at the end of year	2,650,983

Supplemental cash flow disclosures:
Interest paid	(11,856)
Income tax paid	-

The accompanying notes are an integral part of these consolidated financial statements.

SALEYA HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(U.S. dollars, except share and per share data)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

Saleya Holdings Limited (“Saleya” or the “Company”) was incorporated in the British Virgin Islands on April 4, 2006. It has a wholly-owned subsidiary and a variable interest entity (“VIE”). Its wholly-owned subsidiary is DMG Infotech Co., Ltd. (“DMG”), which was established by the Company in Beijing, China on October 20, 2006. On November 1, 2006, DMG entered into a series of contractual arrangements with eMapgo Technologies (Beijing) Co., Ltd. (“EMAPGO”) which was incorporated in Beijing, China on March 12, 2004 and EMAPGO became a VIE of DMG on that date. The Company, its subsidiary and its VIE (collectively the “Group”) are primarily engaged in providing digital map content, navigation and location-based solutions in the People’s Republic of China (“PRC”).

As of December 31, 2020, details of the Company’s subsidiary and its VIE were as follows:

	Date of incorporation	Place of establishment/ incorporation	Percentage of economic ownership	Percentage of legal ownership
Subsidiary:
DMG Infotech Co., Ltd. (“DMG”)	October 20, 2006	PRC	100%	100%

VIE:
eMapgo Technologies (Beijing) Co., Ltd. (“EMAPGO”)	March 12, 2004	PRC	100%	N/A

The VIE arrangements

Applicable PRC laws and regulations prohibit foreign investors from (i) holding a majority equity interest in PRC surveying and mapping companies, (ii) holding equity interest in PRC companies engaging in the production of digital navigation maps and aerial photogrammetry, and (iii) holding a majority equity interest in PRC companies providing internet content or other value-added telecommunication services or internet map services. As a British Virgin Islands corporation, the Company is deemed a foreign legal person under PRC law. Accordingly, DMG, the Company’s wholly owned subsidiary in PRC, as a foreign-invested company, is currently ineligible to engage in the aforementioned business in the PRC.

The Company therefore conducts substantially all of its activities through the VIE, EMAPGO in the PRC. To provide the Company with the power to control and the ability to receive the majority of the expected residual returns of the VIE, DMG entered into a series of contractual arrangements with EMAPGO on November 1, 2006.

●	Agreements that transfer economic benefits to DMG

Exclusive Business Cooperation Agreement. DMG and the VIE entered into an Exclusive Business Cooperation Agreement on November 1, 2006. Pursuant to this cooperation agreement, the VIE engages DMG as VIE’s exclusive service provider to provide the VIE with business support and technical and consulting services during the term of the cooperation agreement, in accordance with the terms and conditions of this cooperation agreement, which may include all services within the business scope of DMG, including, without limitation, technical services, business consultations, license of intellectual property rights, equipment or property leasing, sales, marketing, system integration, product research and development, systems maintenance and such other services necessary and desirable to the successful operation of VIE as may be determined in DMG’s sole discretion. There is no limit on the amount of services DMG can potentially provide to the VIE. Since the senior management teams of the VIE and those of DMG are all assigned by the Company, the agreement effectively entitles DMG to charge the VIE service fees that amount to substantially all of the net income of VIE. The term of this agreement is 10 years and shall be extended automatically unless a notice of termination is sent in writing by DMG prior to the expiration. DMG may terminate the agreement at any time by providing 30 days’ prior written notice to the VIE. The Exclusive Business Cooperation Agreement was re-signed on February 27, 2008 and March 24, 2021 respectively with the VIE arrangement unchanged. The term of the newest Exclusive Business Cooperation Agreement is extended to March 11, 2044 and shall be automatically extended 10 years unless a notice of termination is sent in writing by DMG prior to the expiration. The automatic renewal scheme remains effective so long as DMG does not send a written notice to terminate the cooperation agreement prior to the expiration.

Equity Pledge Agreements. DMG and the shareholders of the VIE entered into equity pledge agreements on November 1, 2006. Pursuant to the equity pledge agreements, the shareholders of the VIE pledge all of their equity interests in the VIE to DMG to guarantee the VIE’s performance of its obligations under the exclusive business cooperation agreements. If the VIE breaches its contractual obligations under those agreements, DMG, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIE agree that, without prior written consent of DMG, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice DMG’s interest. During the term of the equity pledge agreements, DMG is entitled to receive all the dividends paid on the pledged equity interests. The equity pledge agreement will expire when the VIE has fully performed its obligations under the exclusive business cooperation agreement. The equity pledge agreements were re-signed on February 27, 2008, October 15, 2010, March 18,2018, and March 24, 2021 respectively due to changes of shareholders of the VIE.

●	Agreements that provide DMG effective control over the VIE

Proxy Agreements. The shareholders of the VIE signed a proxy agreement on March 27, 2008 appointing Mr. Zhigang Wang, CEO of DMG, or any person subsequently designated by DMG as its attorney-in-fact to vote on their behalf on all matters of the VIE requiring shareholder approval under PRC laws and regulations and the articles of association of the VIE. The proxy agreement will remain in force until the shareholders of the VIE are instructed by DMG to designate another PRC citizen to be the shareholders’ attorney-in-fact. The shareholders of the VIE re-signed proxy agreements on October 15, 2010 and March 18, 2018, respectively, appointing Mr. Zhixun Wang, legal representative of the VIE, or any person subsequently designated by DMG as its attorney-in-fact to vote on their behalf on all matters of the VIE requiring shareholder approval under PRC laws and regulations and the articles of association of the VIE. The shareholders of the VIE re-signed a proxy agreement on March 24, 2021 appointing Mr. Jian Zhang, legal representative of the VIE, or any person subsequently designated by DMG as its attorney-in-fact to vote on their behalf on all matters of the VIE requiring shareholder approval under PRC laws and regulations and the articles of association of the VIE.

The articles of association of the VIE state that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of the board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, DMG has the ability to exercise effective control over the VIE through shareholder votes and, through such votes, to also control the composition of the board of directors and thus appoint the senior management of the VIE.

Exclusive Call Option Agreements. DMG, the VIE and the shareholders of the VIE signed exclusive call option agreements on November 1, 2006, March 27, 2008, October 15, 2010, March 18, 2018, and March 24, 2021 respectively. Pursuant to the exclusive call option agreements, the VIE’s shareholders irrevocably grant DMG an exclusive option to purchase, or cause a person designated by it to purchase, to the extent permitted under PRC law, all or part of the equity interests in the VIE. The purchase price would be the legally allowed minimum amount. DMG has sole discretion to decide when to exercise the option, whether in part or in full. The term of the agreement will not expire unless all of the equity interests in the VIE has been purchased by DMG, or by persons or entities designated by DMG. Through the exclusive call option agreements, each of VIE’s shareholders irrevocably granted DMG an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of the VIE, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kick-out right reinforces DMG’s ability to direct the activities that most significantly impact the VIE’s economic performance.

As a result of these contractual arrangements, the Company, through its wholly owned subsidiary, DMG, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Consequently, DMG, ultimately the Company, is the primary beneficiary of the VIE and the Company has consolidated the financial results of the VIE in its financial statements since the later of the date of inception or acquisition.

In concluding that the Company is the primary beneficiary of the VIE, the Company believes that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable the Company, through DMG, to vote on all matters requiring shareholder approval for the VIE. In addition, the Company believes that the exclusive call option agreements provide the Company, through DMG, with a substantive kick-out right. More specifically, the terms of the exclusive call option agreements are exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC law to exercise the purchase option does not represent a financial barrier or disincentive for the Company, through DMG, to exercise the purchase option. The Company’s rights under the powers of attorney and the exclusive call option agreements provide the Company with control over the shareholders of the VIE and thus provide the Company with the power to direct the activities that most significantly impact VIE’s economic performance. The Company believes that this ability to exercise control together with the equity pledge agreements ensure that the VIE will continue to execute and renew the exclusive business cooperation agreement and pay related service and license fees to DMG and that accordingly the Company, through its wholly owned subsidiary, DMG, has the rights to receive the economic benefits from the VIE.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Going concern

The consolidated financial statements of the Group have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Group had incurred a loss of $7,543,342 for the year and as of December 31, 2020, the Group’s total shareholders’ deficit amounted to $11,906,832. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

Subsequent to the end of the reporting period in March 2021, the Group has been acquired by Luokung Technology Corp. (“LKCO”, see Note 10 for details) and LKCO has made a commitment to give unconditional financial support when the Group is short of funds for at least twelve months after the date of these financial statements.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiary and its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are the allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, valuation allowance for deferred tax assets, and impairment of long-lived assets. Actual results could differ from those estimates.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents

Cash primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. As of December 31, 2020, the Company has no cash equivalents.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Vehicles	10 years
Office and other equipment	5 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations and comprehensive loss. When property and equipment are retired or otherwise disposed of the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Software	10 years

Impairment or disposal of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, Property, Plant and Equipment, the Group assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Group recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Group determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or by obtaining external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2020, the Group assessed the impairment of its long-lived assets and identified impairment indications. We did not recognize any impairment for either property, plant and equipment or intangible assets for the year ended December 31, 2020.

Revenue recognition

The Group recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”

The Group derives revenues primarily from the following:

Automotive In-dash navigation

The Group provides perpetual license of navigable digital standard definition map data to certain application providers, in-dash navigation system manufacturers and automobile manufacturers for in-dash navigation systems on a per copy basis. The Group provides a master copy of map data to certain application providers and the application providers offer customized solutions to in-dash navigation system manufacturers and automobile manufacturers based on their specific needs, including digital map data, a navigation engine, and a user interface, on a per copy basis. Revenues from licensing map data for in-dash navigation systems are recognized at the point in time when a customer copies the map data from the master copy of map data.

Autonomous driving map data service

Map data licensing

The Group provides a one-time high-definition digital map (“HD map”) data license. When a one-time HD Map data license is provided, revenues are recognized at the point in time when the right to use the HD map data is provided to customers.

Autonomous driving simulation & verification test

The Group provides data collection and desensitization for compliance with legal requirements to system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing. Revenues are derived from the provision of data collection and desensitization service for compliance with legal requirements. Revenues are recognized over time as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period.

Map data service for public sector and enterprise

Map data licensing

The Group provides one-time map data licenses to certain public sectors and enterprises to support their location-based application. When a one-time map data license is provided, revenues are recognized at the point in time when the right to use the HD map data is provided to customers.

Map service platform local deployment

Through local deployment, the Group provides one-time map service platform license or map service platform license for a certain period with timely updates to the map service platform during such contract to certain public sectors and enterprises to support their location-based application. The map service platform includes map data and software that support certain map applications such as display, search, routing and others. Revenues from a map data license for a certain period are recognized ratably over time because the customer receives and consumes the benefit of the Group’s map services throughout the contract period.

Other revenues

Other services provided by the Group include consulting services. The Group recognizes revenues over time because the customer receives and consumes the benefit of its consulting services throughout the contract period

The Group does not offer credits or refunds and therefore has not recorded any sales return allowance for any of the periods presented. Upon a periodic review of outstanding accounts receivable, amounts that are deemed to be uncollectible are written off against the allowance for doubtful accounts. The Group’s policy is to record revenues net of any applicable sales, use or excise taxes.

Contract liabilities represent prepayments from customers and are recognized as revenue when the services are rendered.

The following table shows the amount of revenue recognized that were included in contract liabilities as at December 31, 2020:

January 1, 2020	175,641
Revenue recognized in 2020	(48,255)
Increase in contract liabilities	201,656
Exchange difference	12,149
December 31, 2020	341,191

Disaggregation of revenue

The following tables disaggregate revenues under ASC 606 by product line:

For the year ended December 31,
2020
Revenues
Automotive In-dash navigation	1,425,495
Autonomous driving map data service	3,043,995
Map data service	2,205,617
Others	70,535
Subtotal revenues	6,745,642
Less: tax surcharge	(52,581)
Total revenues	6,693,061

Automotive In-dash navigation	21.3%
Autonomous driving map data service	45.5%
Map data service	33.0%
Others	0.2%
Total	100.0%

Research and development costs

The Group incurs costs in developing applications for internal use, such as software to improve the effectiveness of map data creation and updating activities, and costs in developing software for sale, such as map engine software and application software solutions for geographic information system applications in government and enterprise location based solution arrangements.

Research and development costs are charged to expense as incurred.

Government subsidies

Government subsidies are recognized upon receipt as other operating income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. $45,227 of government subsidies were received and recorded in the statement of operations and comprehensive loss during the year ended December 31, 2020.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Company’s subsidiary and the VIE located in the PRC are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Comprehensive loss

Comprehensive loss mainly includes net loss and foreign currency translation adjustments. The Group presents the components of net income/(loss), the components of other comprehensive income and total comprehensive income/(loss) in a single continuous statement of comprehensive income/(loss).

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts due from related parties. The Group places their cash with financial institutions at various locations. The Group conducts credit evaluations of customers and generally do not require collateral or other security from its customers. At December 31, 2020, the Company had credit risk exposure of uninsured cash in banks of $2,650,983.

Details of the customers accounting for 10% or more of total revenues are as follow:

For the year ended December 31,
Customer	2020
A	36%
B	17%

Details of the customers accounting for 10% or more of accounts receivable are as follow:

December 31,
Customer	2020
B	27%
C	19%
D	12%

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheet a right-of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard is effective for the Company for fiscal years beginning after December 15, 2021. Early adoption is permitted. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. The Company will adopt the new standard on January 1, 2022 using the modified retrospective approach. The Company expects the impact of the standard adoption to increase its assets and liabilities within its consolidated balance sheet. These increases will result from the recognition of its existing right-of-use and liabilities required by ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2019, the FASB issued ASU 2019-10. Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, finalizes effective date delays for private companies, not-for-profit organizations, and certain smaller reporting companies applying the credit losses, leases, and hedging standards. The effective date for the Company will be the fiscal years beginning after December 15, 2022. The Company does not expect a significant difference in the amount of impairment losses to be recognized when using the expected credit loss model in its consolidated financial statements.

Other new pronouncements issued but not effective until after December 31, 2020 are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

3.       ACCOUNTS RECEIVABLE

At December 31, 2020, accounts receivable consisted of the following:

As of December 31, 2020
Accounts receivable	2,080,243
Less: allowance for doubtful accounts	(559,866)
1,520,377

During the year ended December 31, 2020, allowance for doubtful accounts amounted to $28,023 and was recorded in general and administrative expenses.

4.       DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

As of December 31, 2020
Non-current:
Rental deposits	105,146
Other receivables (1)	343,300
Subtotal	448,446

Current:
Prepayments	82,924
Advances to employees	476,451
Rental deposits	45,567
Bid bond	36,118
Other receivables	89,659
Subtotal	730,719

Total	1,179,165

(1)	The balance represents performance bond for certain project and its term of validity is 30 days after the date of final acceptance of the project, and shall not exceed January 31, 2022 at the latest.

5.       PROPERTY AND EQUIPMENT, NET

As of December 31, 2020
Vehicles	302,661
Office and other equipment	3,352,859
Leasehold improvements	1,288,128
Total property and equipment	4,943,648
Less: Accumulated depreciation	(3,725,633)
1,218,015

The Group recognized depreciation expenses of $303,255 for the year ended December 31, 2020, of which $154,636 was included in cost of revenue, $77,391 was included in research and development expenses, $5,402 was included in selling and marketing expenses and $65,826 was included in general and administrative expenses.

6.       INTANGIBLE ASSETS, NET

The costs and accumulated amortization of intangible assets were as follows:

As of December 31, 2020
Software	123,889
Less: Accumulated amortization	(33,740)
Intangible assets, net	90,149

The Group recorded amortization expense for intangible assets of $12,627 for the year ended December 31, 2020. Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

Year 2021	12,627
Year 2022	12,633
Year 2023	10,824
Year 2024	10,824
Year 2025	10,824
Thereafter	32,417
90,149

7.       OTHER PAYABLES AND ACCRUALS

As of December 31, 2020
Salaries and welfare payable	6,443,790
Value added tax and other taxes payable	512,909
Publication and encryption fees	275,649
Rental payables	87,326
Staff advances	172,935
Other payables	58,953
7,551,562

8.       SHORT-TERM LOANS

As of December 31, 2020
Short term loans	6,807,394
6,807,394

Short-term loans primarily consist of:

1)	loans from Beijing Zhong Chuan Shi Xun Technology Limited (“Beijing Zhong Chuan”) of $5,818,820 which bear interest at 4.35% per annum and have been repaid to Beijing Zhong Chuan on May 18, 2021.

2)	a loan from Shanghai Tuqu Information Technology Co., Ltd. (“Shanghai Tuqu”) of $888,903 which bears interest at 9% per annum. The loan is repayable on June 17, 2021 and has not been repaid to Shanghai Tuqu up to the report date.

3)	a loan from a former employee of $78,029 which bears interest at 18% per annum and was repaid to him on March 23, 2021.

4)	interest of $21,642 of the loan from third party of $153,259 which bears interest at 10% per annum with period from December 14, 2009 to December 13, 2010. The principal of the loan has been repaid up to May 30, 2011.

9.       INCOME TAXES

At December 31, 2020, the Company had unused net operating loss carryforwards of approximately $17,308,190 for income tax purposes, which expire between 2021 and 2025. Because realization is not likely at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets of December 31, 2020 are as follows:

As of December 31, 2020
Deferred tax asset
Net operating loss carryforward	2,596,229
Valuation allowance	(2,596,229)
Net deferred tax asset	-

Movement of valuation allowance

As of December 31, 2020
At the beginning of the year	1,821,535
Current year addition	821,310
Expired	(207,344)
Exchange difference	160,728
At the end of the year	2,596,229

The Company is not subject to taxation in BVI under the current BVI law. The subsidiary and VIE in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 15% for the years ended December 31, 2020 as they are qualified as high-technology enterprises and benefit from a preferential tax rate of 15%. They are qualified as a “high-technology enterprise” until 2022.

A reconciliation of the income tax expense to the amount computed by applying the current PRC statutory tax rate of 25% to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

For the year ended December 31, 2020
Loss before income taxes	(7,543,342)

Tax loss at the PRC statutory tax rate of 25%	(1,916,201)
Non-deductible items	341,699
Non-taxable items	(13,288)
Change in valuation allowance	821,310
Effect of 15% preferential rate for certain PRC subsidiaries	766,480
Income tax expense	-

10.       SHARE CAPITAL

The Company is authorized to issue a maximum of 100,000,000 shares with par value $0.001 each, divided into 5 classes designated as (a) 68,067,439 Common Shares; (b) 6,745,455 Series A Preferred Shares; (c) 6,372,347 Series B Preferred Shares; (d) 11,734,616 Series C Preferred Shares; and (e) 7,080,143 Series D Preferred Shares.

As of December 31, 2020, the Company has issued a total of 48,638,341 shares with par value $0.001 each, including 17,199,945 Common Shares, 6,745,455 Series A convertible redeemable preferred shares (“Series A Preferred Shares”), 5,878,182 Series B convertible redeemable preferred shares (“Series B Preferred Shares”), 11,734,616 Series C convertible redeemable preferred shares (“Series C Preferred Shares”) and 7,080,143 Series D convertible redeemable preferred shares (Series D Preferred Shares).

On August 27, 2019, a Share Purchase Agreement (“Agreement”) was entered into by and among Luokung Technology Corp. (“LKCO”), Beijing Zhong Chuan, the Company, EMAPGO, DMG and the shareholders of the Company and EMAPGO. Pursuant to the Agreement, the shareholders of the Company will sell all of their shares to LKCO and the shareholders of EMAGPGO will sell its 100% of equity interest to Beijing Zhong Chuan for an aggregate purchase price of RMB 836 million (“Acquisition Transaction”). Immediately after the closing of the Acquisition Transaction, LKCO will hold all the shares of the Company and Beijing Zhong Chuan will hold 100% of equity interest of EMAPGO. As of December 31, 2020, the Acquisition Transaction had not been closed.

As set out in Note 14, the Acquisition Transaction was completed in March 2021, and all the issued shares of the Company have been sold to LKCO and the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares have been reclassified and redesignated as 31,932,561 Common Shares.

11.       PRC CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $1,110,593 for the year ended December 31, 2020 and $1,182,747 of these employee benefits was exempted and reduced for the year ended December 31, 2020 due to COVID-19.

12.       COMMITMENTS

(a)	Operating lease commitments

The Group has entered into operating lease agreements primarily for its office spaces. These leases expire from 2021 to 2022 and are renewable upon negotiation. Rental expense under operating leases was $647,687 for the year ended December 31, 2020.

Future minimum lease payments under such non-cancelable leases as of December 31, 2020 are as follows:

Year 2021	45,451
Year 2022	398
45,489

13.       RELATED PARTY TRANSACTIONS

(a)	As of December 31 2020, the Group had the following outstanding balances with its related parties:

	Relationship	As at December 31, 2020
Due from related parties：
Trading receivable from related party:
Related party A	Controlled by a shareholder of EMAPGO	253,924
Related party I	Controlled by a director of the Company	28,345
Less: allowance for doubtful accounts		(126,962)
Subtotal, net		155,307

Other non-trading receivable from related parties:
Related party B	Shareholder of EMAPGO	1,812
Related party C	Shareholder of EMAPGO	8,583
Related party D	Shareholder of EMAPGO	356
Related party E	Shareholder of EMAPGO	356
Related party F	Shareholder of EMAPGO	1,582
Related party G	Director of EMAPGO	15,881
Related party H	Director of the Company	209,572
Subtotal		238,142

Total		393,449

Due to related parties：
Interest payable to related party J	Shareholder of EMAPGO	360,769
Other payable to related party K	Director of the Company	5,291

Total		366,060

The related party balances are unsecured, interest free and repayable on demand.

(b)	Related party transactions consist of the following:

	Relationship	For the year ended December 31, 2020
Purchase from related party A	Controlled by a shareholder of EMAPGO	14,547

Sales to related party I	Controlled by a director of the Company	70,535

14.       SUBSEQUENT EVENT

On March 17, 2021, the Acquisition Transaction as set out in Note 10 was completed. Immediately after the closing of the Acquisition Transaction, LKCO held all the issued shares of the Company and Beijing Zhong Chuan held 100% of equity interest of EMAPGO. After the closing of the Acquisition Transaction, the VIE structure will continue to be retained and a series of new VIE agreements (including exclusive business cooperation agreement, equity pledge agreement, proxy agreement and exclusive call option agreement) have been entered into by and among DMG, EMAPGO and other parties on March 24, 2021.

The consolidated financial statements and related disclosures include an evaluation of events up to and including July 2, 2021, which is the date the consolidated financial statements were available to be issued.

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

The following unaudited proforma consolidated financial statements give effect to the acquisition of 100% equity interest in Saleya Holdings Limited (“Saleya”) and subsidiaries, including its VIE (“Saleya Group”) by Luokung Technology Corp. (“LKCO”) (the “Acquisition”) pursuant to a Share Purchase Agreement dated August 28, 2019 (the “SPA”) and the Supplemental Agreement dated February 24, 2021 (the “Supplemental Agreement”). On March 17, 2021, the Acquisition was completed and Saleya Group became wholly-owned subsidiaries of LKCO.

The unaudited proforma consolidated balance sheet as of December 31, 2020, together with the unaudited consolidated statement of operations and comprehensive loss for the year ended December 31, 2020 presented herein gives effect to the Acquisition as if the transaction had occurred at the beginning of the year presented and includes certain adjustments that are directly attributable to the transaction which are expected to have a continuing impact on LKCO, and are factually supportable, as summarized in the accompanying notes and assumptions.

The proforma consolidated financial statements presented herein are unaudited and have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had LKCO and Saleya Group been consolidated during the specified periods.  The unaudited proforma consolidated financial statements, including the notes and assumptions thereto, are qualified in their entirety by reference, and should be read in conjunction with:

●	The accompanying notes and assumptions to the unaudited proforma consolidated financial statements.

●

the audited consolidated financial statements of LKCO for the year ended December 31, 2020 and the related notes thereto, included in its Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

●	The audited financial statements of Saleya Group for the year ended December 31, 2020 as filed herewith.

LKCO & SALEYA

Pro forma Consolidated Balance Sheets

As of December 31, 2020

(unaudited)

	LUOKUNG	SALEYA	Pro forma			Pro forma
	Technology	HOLDINGS	Adjustments			Consolidated
	(historical)	(historical)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$71,793	$2,650,983	$48,809,335	[1],	[2]	$51,532,111
Accounts and notes receivable, net of allowance for expected credit losses	3,980,942	1,591,987	(287,387)	[3]		5,285,542
Deposits, other receivables and prepayments	7,996,378	730,719	(5,819,355)	[3]		2,907,742
Amounts due from related parties	-	393,449				393,449
Total current assets	12,049,113	5,367,138	42,702,593			60,118,844
NON-CURRENT ASSETS
Property and equipment, net	514,363	1,218,015				1,732,378
Intangible assets, net	42,716,594	90,149	52,103,128	[1],	[5]	94,909,871
Goodwill	11,957,839	-	73,297,763	[1]		85,255,602
Investment	196,798	-				196,798
Right-of-use assets	369,747	-				369,747
Deposits and other receivables	61,378,420	448,446	(35,150,770)	[1]		26,676,096
Total non-current assets	117,133,761	1,756,610	90,250,121			209,140,492
Total assets	$129,182,874	$7,123,748	132,952,714			$269,259,336
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Accounts payable	$5,841,511	$3,044,819	(287,387)	[3]		$8,598,943
Accrued liabilities and other payables	66,467,084	14,358,956	(5,819,355)	[3]		75,006,685
Contract liabilities	657,542	341,191				998,733
Lease liabilities – current portion	336,537	-				336,537
Amounts due to related parties	310,464	366,060				676,524
Total current liabilities	73,613,138	18,111,026	(6,106,742)			85,617,422
Non-current liabilities:
Accrued liabilities – and other payables	2,663,835	919,554				3,583,389
Deferred tax liabilities	211,796	-				211,796

Total non- current liabilities	2,875,631	919,554				3,795,185
Total liabilities	76,488,769	19,030,580	(6,106,742)			89,412,607
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Preferred shares	242,952	31,438	(31,438)	[1]		242,952
Common stock	2,397,701	17,200	932,214	[1],	[2]	3,347,115
Additional paid-in capital	164,753,586	69,588,401	64,026,702	[1].	[2]	298,368,689
Accumulated deficit	(113,242,512)	(78,929,343)	71,517,450	[1],	[5]	(120,654,405)
Accumulated other comprehensive loss	(1,523,978)	(2,614,528)	2,614,528	[1]		(1,523,978)
Total shareholders’ equity (deficiency)	52,627,749	(11,906,832)	139,059,456			179,780,373
Non-controlling interest	66,356	-				66,356
Total liabilities and shareholders’ equity (deficiency)	$129,182,874	$7,123,748	$132,952,714			$269,259,336

Proforma adjustments:-

[1]	To reflect the consideration paid and shares issued prior to December 31, 2020 and the purchase price allocation of the Acquisition.

[2]	To reflect the financing obtained in February 2021 for the Acquisition.

[3]	To eliminate intercompany balances

LKCO & SALEYA

Pro forma Consolidated Statements of Operations and Comprehensive Loss

For the Year Ended December 31, 2020

(unaudited)

	LUOKUNG	SALEYA	Pro forma			Pro forma
	Technology	HOLDINGS	Adjustments			Consolidated
	(historical)	(historical)
Revenues	$18,263,788	$6,693,061	$(93,702)	[4]		$24,863,147

Cost of revenues	17,479,479	7,239,558	7,152,609	[4],	[5]	31,871,646

GROSS PROFIT (LOSS)	784,309	(546,497)	(7,246,311)			(7,008,499)

Operating expenses
Selling, General and administrative	31,633,279	3,532,980	165,582	[1]		35,331,841
Research and development	9,401,883	3,737,920				13,139,803
Total operating expenses	41,035,162	7,270,900	165,582			48,471,644

Loss from operations	(40,250,853)	(7,817,397)	(7,411,893)			(55,480,143)

Other income (expenses):
Interest expenses	(3,625,748)	(218,590)				(3,844,338)
Foreign exchange gains, net	2,078,714	230,943				2,309,657
Other income, net	1,740,922	261,702				2,002,624
NET LOSS	(40,056,965)	(7,543,342)	(7,411,893)			(55,012,200)
Less: Net loss attributable to non-controlling interest	191,325	-				191,325
Net loss attributable to owners of LKCO	(39,865,640)	(7,543,342)				(54,820,875)

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments	(2,937,074)	(906,057)				(3,843,131)

COMPREHENSIVE LOSS	$(42,994,039)	$(8,449,399)	(7,411,893)			$(58,855,331)

Net loss per share - basic and diluted	(0.18)					(0.17)
Weighted average shares outstanding-basis and diluted	221,984,037		94,941,399	[6]		316,925,436

Proforma adjustments:-

[4]	To eliminate intercompany transactions

[5]	To record amortization of intangible assets.

[6]	To adjust the weighted average number of common shares which would have been outstanding during the year had the Acquisition occurred on the first day of the year presented.

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

NOTES AND ASSUMPTIONS TO THE UNAUDITED PROFORMA

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE ACQUISITION

On August 28, 2019, LKCO entered into the SPA, pursuant to which LKCO shall acquire 100% of the equity interest in Saleya Holdings Limited (“Saleya”) from Saleya’s shareholders for an aggregate purchase price of approximately $120 million. As of December 31, 2020, $35,150,770 in cash payments have been made, 2,708,498 common shares were issued at $7.00 per share, amounting to $18,959,486 and 1,500,310 series B preferred shares were issued at $4.09 per share, amounting to $6,138,204. On March 17, 2021, LKCO completed the acquisition of 100% equity interest in Saleya for consideration of (i) a cash amount of $102 million (RMB666 million), (ii) 9,819,926 LKCO ordinary shares and (iii) 1,500,310 LKCO preferred shares pursuant to the Supplemental Agreement. Saleya’s VIE, eMapgo Technologies (Beijing) Co., Ltd. is a leading provider of navigation and electronic map services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited proforma consolidated financial statements have been compiled in a manner consistent with the accounting policies adopted by LKCO. The accounting policies of Saleya were not deemed to be materially different from those adopted by LKCO.

NOTE 3 – PROFORMA ADJUSTMENTS

The unaudited proforma consolidated financial statements are based upon the historical financial statements of LKCO and subsidiaries and Saleya Group and certain adjustments that management believes are reasonable to give effect to the Acquisition. These adjustments are based upon currently available information and certain assumptions, and therefore the actual impacts will likely differ from the proforma adjustments. The fair value amounts assigned to the identifiable assets acquired and liabilities assumed are considered preliminary at this time. However, LKCO believes that the preliminary determination of fair value of acquired assets and assumed liabilities and other related assumptions utilized in preparing the unaudited proforma consolidated financial statements provide a reasonable basis for presenting the proforma effects of the Acquisition.

The adjustments made in preparing the unaudited proforma consolidated financial statements are as follows:

1.	To reflect the consideration paid and shares issued after December 31, 2020 and the purchase price allocation of the Acquisition.

2.	To reflect the financing obtained in February 2021 for the Acquisition. In February 2021, LKCO entered into several securities purchase agreements with certain institutional investors for registered direct offerings in aggregate of $123 million. LKCO issued a total of 74,584,211 ordinary shares to the institutional investors. The investors also exercised the warrants and purchased 13,245,760 ordinary shares.

3.	To eliminate intercompany balances.

4.	To eliminate intercompany transactions.

5.	To record amortization of intangible assets.

6.	Proforma basic and diluted loss per common share information presented in the accompanying proforma consolidated statement of operations and other comprehensive loss for the year ended December 31, 2020 is based on the weighted average number of common shares which would have been outstanding during the year had the Acquisition occurred on the first day of the year presented.

Summary of Pro Forma Adjustment shares:

Year Ended December 31 2020
Shares issued due to acquisition	7,111,428
Shares issued due to financing in February 2021	87,829,971
Add: weighted average number of LKCO shares outstanding	221,984,037
Pro Forma Adjustment of shares outstanding due to acquisition	316,925,436

The unaudited proforma consolidated financial statements do not include any adjustment of non-recurring costs incurred or to be incurred after March 17, 2021 by both LKCO and Saleya Group to consummate the Acquisition, except as noted above.